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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment No. 5)

                  Under the Securities Exchange Act of 1934

                              TELEMUNDO GROUP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   87943M306
                                   87943M405
                                 (CUSIP Number)

                                Guillermo Bron
                           Bastion Capital Fund, L.P.
                     1999 Avenue of the Stars, Suite 2960
                        Los Angeles, California  90067
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                with a copy to:

                             Edmund M. Kaufman, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                                 November 17, 1997
                        (Date of Event which Requires
                          Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                                ___
                                                              /  /

     Check the following box if a fee is being paid with this
     Statement:                                               ___
                                                             /  /


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     CUSIP NO. 87943M306
     CUSIP No. 87943M405        Schedule 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BASTION CAPITAL FUND, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                     ___
                                                  (b)/X /**
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-**
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :      1,847,685**
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :      1,847,685**
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,847,685**

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     / X /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          18.5%**


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     (14) TYPE OF REPORTING PERSON*
          PN

**  Please see Items 4 and 5 of the Initial Statements, as amended hereby

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ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Telemundo Group, Inc. a Delaware corporation (the "Issuer"). The common stock of the Issuer consists of two series: Class A ("Class A Shares") and Class B ("Class B Shares"). The principal executive offices of the Issuer are located at 2290 West 8th Avenue, Hialeah, Florida 33010.

     This Amendment No. 5 amends the initial statement and Amendments No. 1 through No. 4, to the Schedule 13D, previously filed by Bastion (collectively, the "Initial Statements") and is being filed to report the matters set forth in Item 4 hereof. Reference is made to the Initial Statements for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Statements are amended as set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

     As previously announced by the Issuer, it has hired the investment banking firm of Lazard Freres & Co. LLC ("Lazard") to assist it in discussions with potential strtegic partners. In connection therewith, Lazard has sought proposals from potential stategic partners regarding possible stategic transactions, including, among other things, the sale of all of the Shares. In connection with this process, certain entities (the "Affiliated Entities") with which Bastion is affiliated have in conjunction with unafilliated persons submitted a proposal (the "Proposal") to Lazard which contemplates the acquisition of all of the Shares. The Board of Directors of the Issuer has established a group of Board members, who are not affiliated with Bastion or the Affiliated Entities, to evaluate the Proposal and any other proposals for possible stategic transactions which may be received from other persons. There can be no assurance that the acquisition contemplated by the Proposal, or any other stategic transactions, will be accepted by the Issuer or, if accepted, will be consummated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Bastion is the beneficial owner of (i) 964,997 Class A Shares (approximately 16.4% of the Class A Shares outstanding) and (ii) 882,688 Class B Shares (approximately 21.4% of the Class B Shares outstanding). The 1,847,685 Shares owned by Bastion represent approximately 18.5% of the total Shares outstanding.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 1997

                                       BASTION CAPITAL FUND, L.P.

                                       By:  Bastion Partner, L.P.,
                                            its general partner

                                            By:  Bron Corp.,
                                                 its general partner

                                                 By:  /s/ Guillermo Bron
                                                      Guillermo Bron
                                                      President

                                            By:  Villanueva Investments, Inc.,
                                                 its general partner

                                            By:  /s/ Daniel D. Villanueva
                                                 Daniel D. Villanueva
                                                 President


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